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                                                                          EX99.7

[LETTERHEAD OF MANUFACTURERS AND TRADERS TRUST COMPANY]

June 29, 2000


Christopher A. Head, Esq.
Executive Vice President
and General Counsel
Comptek Research, Inc.
2732 Transit Road
West Seneca, NY 14224

RE: TENDERING OF CERTAIN SHARES OF COMPTEK

Dear Chris:

In response to your request, I am writing on behalf of Manufacturers & Traders Trust Company ("M&T Bank") to confirm the following:

1. Henry P. Semmelhack has pledged 174,393 shares of Comptek Research, Inc. common stock to M&T Bank.

2. James D. Morgan has pledged 84,383 shares of Comptek Research, Inc. common stock to M&T Bank.

3. You have called to our attention that Messrs. Semmelhack and Morgan are parties to an Agreement dated June 15, 2000 (the "Tender Agreement") calling for their tendering of all shares of Comptek Research Inc. owned by them and voting in favor of the transactions contemplated by the Agreement and Plan of Merger among Northrop Grumman Corporation, Yavapai Acquisition Corp. (a subsidiary of Northrop Grumman Corporation), and Comptek Research, Inc. dated as of June 12, 2000.

4. M&T Bank does not object to, and expressly consents to Messrs. Semmelhack and Morgan performing all acts and tendering all of their shares of Comptek Research, Inc. as called for in the Tender Agreement.

This letter is based on the Tender Agreement as presented to us by you and is without prejudice to the Bank's claims against, and rights to receive payments from, Henry P. Semmelhack and James D. Morgan, and subject to the Bank's security interest in all proceeds of their shares of Comptek Research, Inc.

Sincerely,

/s/ David N. Richardson

David N. Richardson
Administrative Vice President

DNR:hck